TWELFTH BANK LOAN CERTIFICATE OF NOTIFICATION
                                           (Fourth Quarter - 1998)

                                                  Filed by

                                            GEORGIA POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated March 13, 1996 in the matter of File No. 70-8795.



Georgia Power Company (GEORGIA) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 in the above matter at the end of the fourth quarter of 1998, GEORGIA had:-


Short-term  and/or term loan notes outstanding - $117,634,000;

Commercial paper to dealers outstanding - $223,218,000; and

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes - $0.


                                                  SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.




Dated: February 12, 1999           GEORGIA POWER COMPANY


                                   By:/s/  Wayne Boston
                                      Wayne Boston, Assistant Secretary